Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

MINISO Group Holding Limited

名 創 優 品 集 團 控 股 有 限 公 司

(A company incorporated in the Cayman Islands with limited liability)

(Stock Code: 9896)

UP TO HK$1.8 BILLION SHARE REPURCHASES THROUGH HONG KONG REPURCHASE PROGRAM AND RULE 10b5-1 REPURCHASE PROGRAM

References are made to the announcements of the MINISO Group Holding Limited (the “Company”) dated August 30, 2024 and March 21, 2025 in relation to the share repurchase program adopted by the Company to conduct share repurchase up to HK$2 billion in value of its outstanding ordinary shares (“Shares”) and/or American depository shares (the “ADSs”) (each representing four Shares) from the open market over a 12-month period starting from August 30, 2024, which has been extended to be valid until June 30, 2026 (the “Repurchase Authorization”).

On March 28, 2025, the Company has entered into share repurchase agreements for an aggregate repurchase amount of up to approximately HK$1.8 billion, including up to a maximum amount of HK$900 million for an automatic share repurchase program for the repurchase of Shares (the “Hong Kong Repurchase Program”) on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and the repurchase of ADSs on the New York Stock Exchange (the “NYSE”) for up to a maximum amount of approximately US$115 million under the Rule 10b5-1 of the United States Securities Exchange Act of 1934 in the U.S. (the “Rule 10b5-1 Repurchase Program”, and together with the Hong Kong Repurchase Program, the “Share Repurchase Programs”), both of which will be covered by the Repurchase Authorization.

SHARE REPURCHASE PROGRAMS

Pursuant to the share repurchase agreement (the “Hong Kong Repurchase Agreement”) entered into by the Company with CLSA Limited (the “Broker”), an independent broker, on March 28, 2025, the Broker shall effect repurchase of Shares on the Hong Kong Stock Exchange for up to a maximum amount of HK$900 million in accordance with the pre-determined parameters, including the repurchase price, repurchase amount per trading day, trading volume limit, amongst others, as set out under the Hong Kong Repurchase Agreement. The repurchases under the Hong Kong Repurchase Program will be conducted through the open market and the facilities of the Hong Kong Stock Exchange. Unless terminated pursuant to the terms therein, the term of the Hong Kong Repurchase Agreement will be from March 31, 2025 to April 1, 2026.

On the same date, the Company also entered into a separate Rule 10b5-1 Repurchase Program for the repurchase of its ADSs on the NYSE for up to a maximum amount of approximately US$115 million in compliance with the requirements of Rule 10b5-1(c)(1)(i) and, to the extent applicable, Rule 10b-18 under the U.S. Securities Exchange Act of 1934, through a designated independent broker by giving irrevocable non-discretionary trading instructions to the broker to effect the repurchase of ADSs on the NYSE. Unless terminated pursuant to the terms therein, the term of the Rule 10b5-1 Repurchase Program will be from March 28, 2025 to April 1, 2026.

Any repurchases in Hong Kong and the U.S. will be made under the general repurchase mandate from the shareholders of the Company (the “Shareholders”) sought at the Company’s annual general meeting held each year, with the most recent general repurchase mandate being granted at the annual general meeting held on June 20, 2024, which will be renewed by approval from the Shareholders upon its expiry at the upcoming annual general meeting of the Company. Further, the Hong Kong Repurchase Program will be subject to, among other things, the dealing restrictions as set out under Rule 10.06(2)(a) of the Listing Rules and the Hong Kong Stock Exchange Guidance Letter 117-23 (the “GL117-23”).

WAIVER FROM STRICT COMPLIANCE WITH THE REQUIREMENTS UNDER RULE 10.06(2)(e)

Rule 10.06(2)(e) of the Listing Rules requires an issuer not to purchase its shares on the Hong Kong Stock Exchange at any time after inside information has come to its knowledge until the information is made publicly available. In particular, during the period of 30 days immediately preceding the earlier of:

(a)	the date of the board meeting (as such date is first notified to the Hong Kong Stock Exchange in accordance with the Listing Rules) for the approval of the issuer’s results for any year, half-year, quarterly or any other interim period (whether or not required under the Listing Rules); and

(b)	the deadline for the issuer to announce its results for any year or half-year under the Listing Rules, or quarterly or any other interim period (whether or not required under the Listing Rules),

and ending on the date of the results announcement (collectively, the “Restricted Period”), the issuer may not purchase its shares on the Hong Kong Stock Exchange, unless the circumstances are exceptional.

The Company has been publishing earnings release on a quarterly basis following the prevailing practices in the U.S. The trading windows available to the Company for making repurchases under the applicable rules and regulations in the U.S. are generally less than those available to the Hong Kong issuers which only publish annual and interim results. On the ground that the terms and the features of the Agreement satisfy the requirements under the Listing Rules and the GL117-23, such that the Hong Kong Repurchase Program is structured in a manner to mitigate the risk of trading with undisclosed inside information and potential price manipulation, the granting of the waiver from strict compliance with Rule 10.06(2)(e) of the Listing Rules will not give rise to undue risk to the Shareholders.

Accordingly, the Company has applied for, and the Hong Kong Stock Exchange has granted, a waiver from strict compliance with the requirements under Rule 10.06(2)(e) of the Listing Rules in respect of share repurchases to be made pursuant to the Hong Kong Repurchase Agreement for the Hong Kong Repurchase Program during the Restricted Period.

The Company has adopted sufficient safeguard measures in respect of the entering into of the Hong Kong Repurchase Agreement and any repurchases to be conducted thereunder in compliance with requirements as set out under the GL117-23. In particular:

(i)	the Hong Kong Repurchase Program is an irrevocable non-discretionary arrangement, which (a) was entered into outside the Restricted Period, (b) has set out the pre-determined parameters for the share buy-backs, and (c) cannot be amended or terminated by the Company (unless required by applicable laws) during the Restricted Period;

(ii)	the Hong Kong Repurchase Program will be effected through the Broker, which, to the best of the Company’s knowledge, is an independent third party of the Company and its connected person (as defined under the Listing Rules);

(iii)	all buy-back decisions under the Hong Kong Repurchase Program will be made by the Broker in accordance with the pre-determined parameters. To the best knowledge of the Company after due enquiry, the Broker has in place appropriate systems and controls with Chinese walls to ensure that (i) there is no influence by the Company or any of its connected persons over the Hong Kong Repurchase Program after its commencement date and that all investment decisions under the Hong Kong Repurchase Program are made independently from the Company and its connected persons (as defined in the Listing Rules); and (ii) no non-public information of the Company and its connected persons is given directly or indirectly to, or received by any personnel of the Broker involved with the establishment or execution of the Hong Kong Repurchase Program until a reasonable time after its completion or termination;

(iv)	each of the Company’s market capitalization as at the date of this announcement and average daily turnover volume in the six months immediately prior to the date of this announcement is above the benchmark as set out under the GL117-23; and

(v)	the Company published this announcement to disclose the details of the Hong Kong Repurchase Program and will disclose any share repurchases conducted thereunder by way of next day disclosure returns.

APPROVAL UNDER RULE 10.06(3) IN RELATION TO THE SHARE REPURCHASE PROGRAMS

Rule 10.06(3) of the Listing Rules provides that an issuer whose primary listing is on the Hong Kong Stock Exchange may not make a new issue of shares or announce a proposed new issue of shares for a period of 30 days after any purchase by it of shares, whether on the Hong Kong Stock Exchange or otherwise (other than an issue of securities pursuant to the exercise of warrants, share options or similar instruments requiring the issuer to issue securities, which were outstanding prior to that purchase of its own securities), without the prior approval of the Hong Kong Stock Exchange.

The Company has applied for, and the Hong Kong Stock Exchange has granted, an approval under Rule 10.06(3) of the Listing Rules in respect of potential share issuance for the grant of share awards (“Awards”) (in the form of share options, a right to purchase restricted shares, or a right to purchase restricted share units) under the 2020 Share Incentive Plan (adopted by the Company in September 2020, as amended from time to time) within 30 days after share repurchases are made pursuant to the Share Repurchase Programs, on the basis that:

(i)	the repurchases to be made pursuant to the Share Repurchase Programs are irrevocable and non-discretionary from the Company’s perspective. The respective broker for each of the Share Repurchase Programs has the sole discretion to make repurchases within the pre-established parameters specified in the respective agreements of the Share Repurchase Programs;

(ii)	the grant of Awards under the 2020 Share Incentive Scheme is to attract and retain talents, provide incentives to qualified persons, promote the success of the Company’s business, and not for fund-raising purpose, which is apparent from the construct of the 2020 Share Incentive Scheme as detailed in its scheme rules (as disclosed in the annual reports of the Company). Therefore, such grants of Awards should not be caught by Rule 10.06(3) of the Listing Rules which is intended to prevent listed issuers from manipulating the market price of its shares through conducting repurchases and share issuances close in time of each other;

(iii)	the Company has granted, and intends to continue to grant, Awards in accordance with the 2020 Share Incentive Plan from time to time as and when appropriate and necessary. Therefore, it would be unduly burdensome for the Company to, for the purpose of strict compliance with Rule 10.06(3) of the Listing Rules, delay the grant of Awards under the 2020 Share Incentive Scheme after share repurchases are made pursuant to the Share Repurchase Programs; and

(iv)	the Company published this announcement to disclose the approval.

GENERAL

The Company believes that the Share Repurchase Programs will demonstrate the Company’s intention to attract and retain talents with high potential, motivating them to make contributions, confidence in its business outlook and prospects and would, ultimately, benefit the Company and create value to its Shareholders. The board of directors of the Company (the “Board”) believes that the current financial resources of the Company would enable it to implement the Share Repurchase Programs while continuing to maintain a solid financial position.

Shareholders and potential investors should note that any repurchase of Shares under the Share Repurchase Programs will be subject to prevailing market conditions and the respective broker’s sole discretion within the pre-established parameters specified in the respective agreements of the Share Repurchase Programs. Shareholders and potential investors are advised to exercise caution when dealing in the Shares.

By order of the Board
MINISO Group Holding Limited
Mr. YE Guofu
Executive Director and Chairman

Hong Kong, March 28, 2025

As of the date of this announcement, the Board comprises Mr. YE Guofu as executive director, Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping as independent non-executive directors.